SCHEDULE 13D

CUSIP No: 50063B104

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
8/12/2014	(18,300)	8.88
8/14/2014	(18,300)	8.88
9/2/2014	(2,200)	8.81
9/4/2014	(40,019)	8.80